Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640
The following is a press release relating to the proposed merger with Allegheny Energy, Inc. issued by Allegheny Energy, Inc. on September 2, 2010 and subsequently posted on the merger-related website maintained jointly by Allegheny Energy, Inc. and FirstEnergy Corp.

NEWS RELEASE
800 Cabin Hill Drive, Greensburg, PA 15601-1650
Look for us on the Internet at www.alleghenyenergy.com

Media contact:	Investor contact:
David Neurohr	Max Kuniansky
Director, External Communications	Executive Director, Investor Relations
Phone: (724) 838-6020	and Corporate Communications
Media Hotline: 1-888-233-3583	Phone: (724) 838-6895
E-mail: dneuroh@alleghenyenergy.com	E-mail: mkunian@alleghenyenergy.com
FOR IMMEDIATE RELEASE
Independent Advisory Firms Recommend a Vote “FOR” Allegheny Energy’s
Proposed Merger with FirstEnergy Corp.
GREENSBURG, Pa., September 2, 2010 — Allegheny Energy, Inc. (NYSE: AYE) announced today that four independent proxy advisory firms have recommended that Allegheny Energy stockholders vote “FOR” the company’s proposed merger with FirstEnergy Corp. (NYSE: FE).
ISS Proxy Advisory Services, Glass, Lewis & Co., PROXY Governance, Inc. and Egan-Jones Proxy Services have all issued reports outlining the benefits of the merger for Allegheny Energy stockholders.
“We’re pleased that these firms concur that the merger will create considerable value for our stockholders. Allegheny holders will receive a meaningful premium and a significant increase in the dividend based on FirstEnergy’s current practice,” said Paul J. Evanson, Chairman, President and Chief Executive Officer of Allegheny Energy. “The combined company will have substantial upside potential with increased scale and a more diverse generation fleet.”
In February, Allegheny Energy announced plans to combine with FirstEnergy in a stock-for-stock transaction to create a leading regional energy provider. The merger is expected to close in the first half of 2011, subject to customary closing conditions, including shareholder and regulatory approvals, as outlined in the joint proxy statement/prospectus mailed to shareholders.
Allegheny Energy will hold a special meeting of its stockholders on September 14 to consider and vote on the proposed merger.
Allegheny Energy
Headquartered in Greensburg, Pa., Allegheny Energy is an investor-owned electric utility with total annual revenues of over $3 billion and more than 4,000 employees. The company owns and operates generating facilities and delivers low-cost, reliable electric service to 1.5 million customers in Pennsylvania, West Virginia and Maryland. For more information, visit our Web site at www.alleghenyenergy.com.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS
In addition to historical information, this document may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny Energy, including future financial and operating results; FirstEnergy’s and Allegheny Energy’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite FirstEnergy and Allegheny Energy shareholder approvals; the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-165640) that was filed by FirstEnergy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy’s and Allegheny Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither FirstEnergy nor Allegheny Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger, FirstEnergy filed a Registration Statement on Form S-4 (Registration No. 333-165640) with the SEC that includes a joint proxy statement of FirstEnergy and Allegheny Energy and that also constitutes a prospectus of FirstEnergy. FirstEnergy and Allegheny Energy urge shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy’s website (www.firstenergycorp.com) under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Allegheny Energy’s website (www.alleghenyenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”